VIA EDGAR

February 19, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Ultra BLSH (the “Fund”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 376 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001174610-25- 000015) on August 11, 2025 (“PEA 376”). Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the dates indicated below as they relate to the Fund. The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA 376.

Post-Effective Amendment Nos.	Filing Date
393	October 24, 2025
396	November 24, 2025
400	December 19, 2025
412	January 16, 2026

The Trust is submitting this application for withdrawal of PEA 376 and each of the Delaying Amendments because it has elected not to proceed with the registration of the Fund. No securities have been sold in connection with PEA 376 or any of the Delaying Amendments.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 376 and the Delaying Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary